EXHIBIT 2

NOMINEE AGREEMENT

This Nominee Agreement is made this 18th day of March, 2013 between Stilwell Value LLC ("Stilwell"), having its offices at 111 Broadway, 12th Floor, New York, NY 10006, and Robert Bolton, an individual with offices at 2507 Browncroft Boulevard, # 102, Rochester, NY 14625 ("Nominee").

WHEREAS, limited partnerships of which Stilwell is the general partner (“Stilwell Partnerships”) are the beneficial owners of shares of common stock ("Common Stock") of HopFed Bancorp, Inc. ("HFBC") and wish to nominate Nominee for election to the Board of Directors of HFBC (“Board”) at the 2013 annual meeting of shareholders;

WHEREAS, Nominee desires to be nominated by Stilwell Partners to sit as a director on the Board;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.      Nominee agrees to have his name placed in nomination for election as a director of HFBC at the 2013 annual meeting of shareholders of HFBC, to fully cooperate with Stilwell Partners in connection with the nomination and proxy solicitation process, including, but not limited to, providing timely and accurate information and authorizations where required, to attend the 2013 HFBC annual meeting in person, to serve as a director of HFBC if elected.

2.      Nominee will request that HFBC reimburse all of Nominee's actual out-of-pocket expenses incurred in connection with serving as a director on the HFBC board, including telephone, postage, and travel; provided that Stilwell shall reimburse such expenses to the extent that HFBC fails to do so.

3.      Stilwell shall grant Nominee an option to purchase up to forty thousand (40,000) shares of Common Stock, on a proportional basis from the Stilwell Partnerships, on the terms and conditions set forth in that certain Stock Option Agreement, dated as of the date hereof, between the parties hereto, annexed hereto as Exhibit A (the "Stock Option Agreement").

- Signatures on Following Page -

STILWELL VALUE LLC

By	/s/ Joseph Stilwell
Joseph Stilwell, Managing Member

/s/ Robert Bolton
Robert Bolton

Exhibit A

Omitted